VIA EDGAR

January 12, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Western Financial, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-262033

Acceleration Request
Requested Date:	January 14, 2022
Requested Time:	4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), First Western Financial, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 14, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Otteson Shapiro LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Otteson Shapiro LLP, by calling Kurt Leeper at (720) 963-7546. Thank you for your assistance.

Sincerely,

/s/ Julie A. Courkamp
Julie A. Courkamp
Chief Financial Officer and Treasurer